SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 September 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Holding(s) in Company dated 11 September 2012
99.2	Special Dividend & Share Consolidation:Publication dated 14 September 2012

Exhibit No:  99.1

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
Due to a company reorganisation, Capital Research and Management Company ("CRMC") and Capital Group International, Inc. ("CGII") will no longer report relevant holdings under management separately. Instead the relevant holdings under management by CRMC and CGII will be reported in aggregate by The Capital Group Companies, Inc. ("CGC"). It is solely for this reason (and not as a result of any additional acquisition or disposal) that CGC is reporting this aggregated holding.
√

3. Full name of person(s) subject to the notification obligation:	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached:	3 September 2012
6. Date on which issuer notified:	4 September 2012
7. Threshold(s) that is/are crossed or reached:	Above 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights
Indirect	Direct	Indirect	Direct	Indirect
Ordinary Shares	14,874,456	14,874,456	14,874,456	14,874,456	5.1007%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
n/a

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
n/a	Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
14,874,456	5.1007%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512 000

Schedule A

	Number of	Percentage of
	Shares	Outstanding

The Capital Group Companies, Inc ("CG") holdings	14,874,456	5.101%

Holdings by CG Management Companies and Funds:

Capital Research and Management Company	14,874,456	5.101%

Exhibit No:  99.2

14 September 2012

InterContinental Hotels Group PLC ("IHG" or the "Company")

Special Dividend and Share Consolidation:  Publication of Circular

On Tuesday, 7 August 2012, the Board of IHG announced its intention to return US$1 billion of funds to Shareholders via a Special Dividend with a Share Consolidation of US$500 million and a Share Buyback Programme of US$500 million. The Board of IHG today announces it is publishing a circular (the "Circular") setting out full details of the proposed Special Dividend and associated Share Consolidation and convening a General Meeting to be held at 10.00am on Monday, 8 October 2012 at the Holiday Inn London Bloomsbury, Coram Street, London WC1N 1HT.

Special Dividend

It is proposed that the amount of the Special Dividend is US$1.72 (108.4 pence) per Existing Ordinary Share. The Board is proposing to pay the Special Dividend to Shareholders on the Register as at 6.00pm on Monday, 8 October 2012 in sterling and to ADR holders on the ADR register as at 4.00pm (New York time) on Monday, 8 October 2012 (being the close of business on the day before the ADR effective date) in US dollars, in each case as an interim dividend in respect of the financial year ending 31 December 2012. The Special Dividend is expected to be paid to Shareholders and holders of ADRs on Monday, 22 October 2012.

Share Consolidation

It is proposed that the payment of the Special Dividend be accompanied by a consolidation of the Company's ordinary share capital. The Share Consolidation will replace every 15 Existing Ordinary Shares with 14 New Ordinary Shares. Upon the Share Consolidation becoming effective, the nominal value of the Ordinary Shares will change from 13 29/47 pence per Ordinary Share to 14 194/329 pence per Ordinary Share. Fractional entitlements arising from the Share Consolidation will be aggregated and sold in the market for the best price reasonably obtainable on behalf of the relevant Shareholders. The net proceeds of the sale, after the deduction of the expenses of the sale, are expected to be paid in due proportion to the relevant Shareholders on Wednesday, 17 October 2012. The value of any Shareholder's fractional entitlement will not exceed the value of one New Ordinary Share.

As at the close of business on Tuesday, 11 September 2012 (being the last practicable date prior to the posting of the Circular) when the closing mid-market price per Existing Ordinary Share was 1,619 pence and there were 291,613,946 Existing Ordinary Shares in issue, the total amount of the Special Dividend was equivalent to 6.70 per cent. of the market capitalisation of the Company. The effect of the Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage.

As all ordinary shares in the Company will be consolidated, each Shareholders' percentage holdings in the total issued share capital of the Company immediately before and after the implementation of the Share Consolidation will (save in respect of fractional entitlements) remain unchanged.

Authority to Purchase Own Shares

The Board of IHG will also submit to its Shareholders at the General Meeting a proposal for a renewed authority to enable the Company to make market purchases of its New Ordinary Shares following the implementation of the Share Consolidation. Details of this proposal are set out in the Circular.

Expected Timetable	2012
Latest time and date for receipt of Forms of Proxy	10.00am on Thursday, 4 October
Latest time and date for receipt by the ADR Depositary of completed voting instruction cards from holders of ADRs	12.00pm (New York time) on Thursday, 4 October
General Meeting	10.00am on Monday, 8 October
Record date for participation in the Dividend Reinvestment Plan for the Special Dividend	5.00pm on Monday, 8 October
Shareholder record date for the Special Dividend and for the Share Consolidation	6.00pm on Monday, 8 October
Commencement of dealings in New Ordinary Shares	8.00am on Tuesday, 9 October
ADR effective date for the Special Dividend and for the Share Consolidation	9.30am (New York time) on Tuesday, 9 October
Commencement of dealings in new ADSs	9.30am (New York time) on Tuesday, 9 October
Ordinary Shares (but not ADSs) marked ex-Special Dividend	Tuesday, 9 October
CREST accounts credited with New Ordinary Shares	Tuesday, 9 October
Allocation by DTC of new ADSs to DTC participants corresponding with the cancellation of existing ADSs	Friday, 12 October
Despatch of cheques for fractional entitlements and certificates for New Ordinary Shares; CREST accounts credited with the value of fractional entitlements	Wednesday, 17 October
Payment of the Special Dividend to Shareholders and to holders of ADRs	Monday, 22 October
Purchase of New Ordinary Shares for participants in the Dividend Reinvestment Plan	Monday, 22 October

If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service.

Unless otherwise stated, all references to times in this document are to London time.

The Circular will be posted or otherwise made available to Shareholders today. Copies of the Circular will shortly be available for inspection at www.hemscott.com/nsm.do and on the IHG website at www.ihgplc.com/investors under financial library.

All definitions used in the Circular to Shareholders dated 14 September 2012 have the same meaning when used in this announcement.

For further information

For Investor Relations enquiries Catherine Dolton, Isabel Green:	+44 (0) 1895 512 176

For Media enquiries Yasmin Diamond, Kari Kerr:	+44 (0) 1895 512 299

Goldman Sachs International, which is authorised and regulated in the UK by the Financial Services Authority, is acting for InterContinental Hotels Group PLC and no-one else in connection with the Special Dividend and Share Consolidation and will not be responsible to anyone other than InterContinental Hotels Group PLC for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Special Dividend and Share Consolidation, the contents of this announcement or any matter referred to herein.

Notes for editors

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 67 million members worldwide.  IHG franchises, leases, manages or owns over 4,500 hotels and more than 666,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.  InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media www.twitter.com/ihgplc , www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	21 September 2012